UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

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    FORM 4                                                   OMB APPROVAL
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                                                    OMB Number: 3235-0287
                                                    Expires: December 31, 2001
                                                    Estimated average burden
                                                    hours per response.......0.5
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                  STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

    Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
       Section 17(a) of the Public Utility Holding Company Act of 1935 or
               Section 30(f) of the Investment Company Act of 1940

[ ] Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b).

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1. Name and Address of Reporting Person*

   FedEx Corporation
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   (Last)                           (First)             (Middle)

   942 South Shady Grove Road
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                                    (Street)

   Memphis                          Tennessee            38120
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   (City)                           (State)              (Zip)

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2. Issuer Name and Ticker or Trading Symbol

American Freightways Corporation (AFWY)
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3. IRS or Social Security Number of Reporting Person (Voluntary)

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4. Statement for Month/Year

   01/01

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5. If Amendment Date of Original (Month/Year)


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6. Relationship of Reporting Person(s) to Issuer
   (Check all applicable)

   [   ]   Director                             [ X ]   10% Owner
   [   ]   Officer (give title below)           [   ]   Other (specify below)

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7. Individual or Joint/Group Filing (Check Applicable Line)

   [ X ] Form filed by One Reporting Person
   [   ] Form filed by More than One Reporting Person

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
====================================================================================================================================
                              Table I -- Non-Derivative Securities Acquired, Disposed of                                           |
                                                 or Beneficially Owned                                                             |
====================================================================================================================================
                                 |            |            |                                |              |6.        |           |
                                 |            |            | 4.                             |5.            | Owner-   |           |
                                 |            |            | Securities Acquired (A) or     | Amount of    | ship     |           |
                                 |            | 3.         | Disposed of (D)                | Securities   | Form:    |7.         |
                                 |2.          | Transaction| (Instr. 3, 4 and 5)            | Beneficially | Direct   | Nature of |
                                 |Transaction | Code       | -------------------------------| Owned at End | (D) or   | Indirect  |
1.                               |Date        | (Instr. 8) |               | (A) |          | of Month     | Indirect | Beneficial|
Title of Security                |(Month/Day/ | -----------|     Amount    | or  |  Price   | (Instr. 3    | (I)      | Ownership |
(Instr. 3)                       |Year)       |  Code  | V |               | (D) |          | and 4)       | (Instr.4)| (Instr. 4)|
----------------------------------------------------------------------------------------------------------------------------------|
Common Stock                     | 12/29/00   |   P    |   |   16,380,038  |  A  |  $28.13  | 16,380,043*  |   D*     |     *     |
                                 |            |        |   |               |     |          |              |          |           |
                                 |            |        |   |               |     |          |              |          |           |
                                 |            |        |   |               |     |          |              |          |           |
                                 |            |        |   |               |     |          |              |          |           |
                                 |            |        |   |               |     |          |              |          |           |
                                 |            |        |   |               |     |          |              |          |           |
                                 |            |        |   |               |     |          |              |          |           |
                                 |            |        |   |               |     |          |              |          |           |
===================================================================================================================================


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                    Table II -- Derivative Securities Acquired, Disposed of, or Beneficially Owned                                 |
                            (e.g., puts, calls, warrants, options, convertible securities)                                         |
====================================================================================================================================
            |         |        |      |               |                 |                       |        |9.       |10.     |      |
            |         |        |      |               |                 |                       |        |Number   |Owner-  |      |
            |         |        |      |               |                 |                       |        |of       |ship    |      |
            |2.       |        |      |               |                 |                       |        |Deriv-   |Form of |      |
            |Conver-  |        |      | 5.            |                 |7.                     |        |ative    |Deriv-  |11.   |
            |sion     |        |      | Number of     |                 |Title and Amount       |        |Secur-   |ative   |Nature|
            |or       |        |      | Derivative    |6.               |of Underlying          |8.      |ities    |Secur-  |of    |
            |Exer-    |        |4.    | Securities    |Date             |Securities             |Price   |Bene-    |ity:    |In-   |
            |cise     |3.      |Trans-| Acquired (A)  |Exercisable and  |(Instr. 3 and 4)       |of      |ficially |Direct  |direct|
            |Price    |Trans-  |action| or Disposed   |Expiration Date  |-----------------------|Deriv-  |Owned    |(D) or  |Bene- |
1.          |of       |action  |Code  | of (D)        |(Month/Day/Year) |             |Amount   |ative   |at End   |In-     |ficial|
Title of    |Deriv-   |Date    |(Instr| (Instr. 3,    |-----------------|             |or       |Secur-  |of       |direct  |Owner-|
Derivative  |ative    |(Month/ |8)    | 4 and 5)      |Date    |Expira- |             |Number   |ity     |Month    |(I)     |ship  |
Security    |Secur-   |Day/    |------| ------------  |Exer-   |tion    |             |of       |(Instr. |(Instr.  |(Instr. |(Instr|
(Instr. 3)  |ity      |Year)   |Code|V|  (A)  | (D)   |cisable |Date    |Title        |Shares   |5)      |4)       |4)      |4)    |
-----------------------------------------------------------------------------------------------------------------------------------|
            |         |        |    | |       |       |        |        |             |         |        |         |        |      |
            |         |        |    | |       |       |        |        |             |         |        |         |        |      |
            |         |        |    | |       |       |        |        |             |         |        |         |        |      |
            |         |        |    | |       |       |        |        |             |         |        |         |        |      |
            |         |        |    | |       |       |        |        |             |         |        |         |        |      |
            |         |        |    | |       |       |        |        |             |         |        |         |        |      |
            |         |        |    | |       |       |        |        |             |         |        |         |        |      |
            |         |        |    | |       |       |        |        |             |         |        |         |        |      |
            |         |        |    | |       |       |        |        |             |         |        |         |        |      |
            |         |        |    | |       |       |        |        |             |         |        |         |        |      |
            |         |        |    | |       |       |        |        |             |         |        |         |        |      |
====================================================================================================================================
Explanation of Responses:

*FedEx Corporation has also entered into an Irrevocable Proxy and Voting
Agreement, dated as of November 12, 2000, as amended, with F.S. Garrison, T.
Garrison, W. Garrison, and certain other members of the Garrison Family (the
"Garrison Family") pursuant to which the Garrison Family has agreed to vote its shares of common stock of American Freightways Corporation (the "Issuer") in favor of the proposed merger between the Issuer and a subsidiary of FedEx
Corporation. In addition, the Garrison Family has agreed not to sell any of its shares of Issuer common stock. The number of shares of common stock of the Issuer subject to the Voting Agreement is 11,179,540.

                                                                                  FedEx Corporation

                                                                        By: /s/ Kenneth R. Masterson               January 5, 2001
                                                                           --------------------------------        ---------------
                                                                           **Signature of Reporting Person               Date
**Intentional misstatements or omissions of facts constitute                     Kenneth R. Masterson
Federal Criminal Violations. See 18 U.S.C. 1001 and 15                         Executive Vice President
U.S.C. 78ff(a).                                                              General Counsel and Secretary

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                                                                                                               SEC 1474 (7-96)
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